X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04045885

DELIVERED BY MAIL

SUPPL

October 22, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SEC MAIL PROCESSING
RECEIVED
NOV 01 2004
WASH. D.C. 179 SECTION

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd. dated October 22, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan
/sml

encls

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

dlw 11/3

X-Cal Resources Ltd.

TSX/XCL **October 22, 2004**

X-Cal 2004 Annual Report

The 2004 X-Cal Resources Ltd. Annual Report is available now on the X-Cal Resources Ltd. web-site located at www.x-cal.com or on Sedar. Printed copies of the 2004 Annual Report are scheduled to be mailed to the shareholders along with other AGM materials in preparation for the Annual Meeting to be held in Toronto on November 30, 2004.

The Annual Report describes both the Sleeper Gold Project and the Mill Creek Gold Property in general terms and provides information to enable readers to locate NI 43-101 Technical Reports describing X-Cal's Nevada gold properties.

The 2004 Annual Report describes formation of the Sleeper Joint Venture, (50% X-Cal Resources Ltd. and 50% New Sleeper Gold Corporation), to explore and develop the Sleeper Gold District located in Humboldt County, Nevada, as the "most important event of the year."

The Mill Creek section states that "an ongoing work program is justified" and that a new NI 43-101 report will be generated for the property as soon as all data from the Phase I program is received, compiled and interpreted.

The 100% X-Cal owned Mill Creek gold property is located in the "Cortez Area" of Nevada. The Mill Creek property is flanked by claims of two major companies. X-Cal has a Confidentiality and Data Sharing Agreement in place with a major company in the area. Data transfer and exchange is currently taking place, as part of the Phase I Mill Creek Compilation.

Shareholders are encouraged to read the 2004 Annual Report and to attend the Annual meeting. A presentation of X-Cal's Gold Projects will take place at the meeting which will be held at 2:00PM on November 30, 2004 at the Canadian Room of the Ontario Club, Commerce Court South, Toronto, Ontario.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*